UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number 333-232554

INTERCORP FINANCIAL SERVICES INC.
(Registrant’s name)

Intercorp Financial Services Inc.
Torre Interbank, Av.  Carlos Villarán 140
La Victoria
Lima 13, Peru
(51) (1) 615-9011
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F __ X _____ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Notice of Mandatory Conversion

On July 23, 2019, Intercorp Financial Services Inc. (“IFS”) submitted a request for a mandatory exchange of eligible securities (the common shares) so all representative securities of the share capital of IFS become freely tradable and represented by a single ISIN code and CUSIP code (that of the common shares listed on the New York Stock Exchange).

In this regard, we inform you that as of August 8, 2019, all representative securities of the share capital of IFS will be freely tradable under the same codes on both the New York Stock Exchange and the Lima Stock Exchange and will be represented by the single ISIN code PAL2400671A3 and CUSIP code P5626F128.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCORP FINANCIAL SERVICES INC.

Date: August 7, 2019	By:	/s/ Juan Antonio Castro Molina
	Name:	Juan Antonio Castro Molina
	Title:	General Counsel